Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Talisman Energy Inc.

Suite 2000

888 — 3rd Street SW

Calgary, AB T2P 5C5

2.                                      Date of Material Change:

December 15, 2014

3.                                      News Release:

A news release disclosing the material change was issued through Marketwire on December 15, 2014.

4.                                      Summary of Material Change:

On December 15, 2014, Talisman Energy Inc. (the “Corporation”), entered into an arrangement agreement (the “Arrangement Agreement”) with Repsol S.A. (“Repsol”), and its wholly-owned subsidiary, TAPBC Acquisition Inc. (“AcquisitionCo”) pursuant to which AcquisitionCo will acquire all of the issued and outstanding common shares of the Corporation (the “Common Shares”) at a price of US$8 per Common Share in cash pursuant to an arrangement under the Canada Business Corporations Act (the “Arrangement”).

Under the terms of the Arrangement Agreement, AcquisitionCo will also acquire all of the issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 of the Corporation (the “Preferred Shares”) at a price of Cdn$25.00 (plus any accrued but unpaid dividends thereon at closing) per Preferred Share in cash. However, if the Arrangement is not approved by the holders of the Preferred Shares (the “Preferred Shareholders”) in a separate class vote, the Preferred Shares will be excluded from the Arrangement and will remain outstanding in accordance with their terms.

The Corporation’s senior notes and subordinated notes will remain outstanding following the completion of the Arrangement in accordance with their terms.

5.                                      Full Description of Material Changes:

5.1                               Full Description of Material Change:

On December 15, 2014, the Corporation entered into the Arrangement Agreement pursuant to which AcquisitionCo will acquire all of the issued and outstanding Common Shares at a price of US$8.00 per Common Share in cash pursuant to the Arrangement.

Under the terms of the Arrangement Agreement, AcquisitionCo will also acquire all of the issued and outstanding Preferred Shares at a price of Cdn$25.00 (plus any accrued but unpaid dividends thereon at closing) per Preferred Share in cash. However, if the Arrangement is not approved by the Preferred Shareholders in a separate class vote, the Preferred Shares will be excluded from the Arrangement and will remain outstanding in accordance with their terms.

The Corporation’s senior notes and subordinated notes will remain outstanding following the completion of the Arrangement in accordance with their terms.

Following an extensive review and analysis of the proposed Arrangement and consideration of other available alternatives, the Board of Directors of the Corporation (the “Board”) unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to holders of Common Shares (the “Common Shareholders”) and Preferred Shareholders. The Board has unanimously approved the Arrangement Agreement and determined to recommend that the Common Shareholders and Preferred Shareholders vote in favour of the Arrangement.

Completion of the Arrangement is subject to customary closing conditions, including receipt of court, shareholder and regulatory approvals, including under the Investment Canada Act and Competition Act.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

For further information, contact Robert R. Rooney, Executive Vice-President, Corporate by telephone at (403) 237-1450.

9.                                      Date of Report:

December 17, 2014